UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2025

Commission File Number 000-29962

Kazia Therapeutics Limited

(Translation of registrant’s name into English)

Three International Towers Level 24 300 Barangaroo Avenue Sydney NSW 2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Private Placement

On December 2, 2025, Kazia Therapeutics Limited (the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain institutional and accredited purchasers (the “Purchasers”) in connection with a private placement of equity securities (the “Private Placement”). Pursuant to the Purchase Agreement, the Company agreed to offer and sell in the Private Placement to such Purchasers (i) 4,530,854,000 ordinary shares of the Company, no par value per share (the “Ordinary Shares,” and such Ordinary Shares to be offered and sold in the Private Placement, the “Shares”), at a purchase price of $0.01 per Share, and (ii) pre-funded warrants (the “Pre-Funded Warrants”) to purchase up to 938,490 American Depositary Shares (the “ADSs”), each ADS representing five hundred Ordinary Shares, at a purchase price of $4.9999 per Pre-Funded Warrant. Each Pre-Funded Warrant is exercisable for one ADS at an exercise price of $0.0001 per ADS underlying the Pre-Funded Warrant (the “Pre-Funded Warrant ADS”), is immediately exercisable, and will expire when exercised in full.

The Purchase Agreement contains customary representations, warranties and agreements by the Company and the Purchasers and customary conditions to closing. The Private Placement is expected to close on or about December 3, 2025, subject to satisfaction of customary closing conditions. The Company estimates that the net proceeds to the Company from the Private Placement will be approximately $46.5 million, after deducting placement agent’s fees and estimated offering expenses. The Company currently intends to use the net proceeds from the Private Placement to support the continued clinical development of its lead program paxalisib, a brain-penetrant dual PI3K/mTOR inhibitor currently in clinical trials for both brain cancer and advanced breast cancer, advancing the PD-L1 degrader program, and for general corporate purposes. The Company expects the net proceeds from the Private Placement, combined with the existing cash and cash equivalents, will extend its cash runway into the second half of 2028.

The Pre-Funded Warrants may be exercised at any time until exercised in full, except that a holder will not be entitled to exercise any portion of any Pre-Funded Warrant, which, upon giving effect to such exercise would cause (i) the aggregate number of the Company’s Ordinary Shares beneficially owned by the holder (together with its affiliates) to exceed 4.99% or 9.99%, as the case may be, of the number of Ordinary Shares outstanding immediately prior to or after giving effect to the exercise, or (ii) the combined voting power of the Company’s securities beneficially owned by the holder (together with its affiliates) to exceed 4.99% or 9.99%, as the case may be, of the combined voting power of all of the Company’s securities then outstanding immediately prior to or after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Pre-Funded Warrants, subject to such holder’s rights under the Pre-Funded Warrant to increase or decrease such percentage to another percentage not in excess of 9.99% upon at least 61 days’ prior notice from such holder to the Company.

The Company also entered into a placement agency agreement dated December 2, 2025 (the “Placement Agency Agreement”) with Konik Capital Partners LLC, a division of T.R. Winston & Company (the “Placement Agent”), pursuant to which the Placement Agent agreed to act as the placement agent in connection with the Private Placement. Pursuant to the Placement Agency Agreement, the Company agreed to pay the Placement Agent a cash placement fee of up to 7.0% of the gross cash proceeds received in the Private Placement and to pay for certain expenses of the Placement Agent up to an aggregate amount of $150,000, including the fees and expenses of the Placement Agent’s legal counsel.

Pursuant to the Placement Agency Agreement, the Company agreed to issue to the Placement Agent, or its designees, warrants to purchase up to 700,013 ADSs (the “Placement Agent Warrants,” and together with the Pre-Funded Warrants, the “Warrants”), which represents 7% of the aggregate number of ADSs (including the ADSs issuable upon exercise of the Pre-Funded Warrants) offered in the Private Placement. The Placement Agent Warrants have an exercise price equal to $7.50 per ADS, or 150% of the offering price per ADS sold in the Private Placement, is exercisable commencing on the date that is 180 days after December 2, 2025, the date of the Placement Agency Agreement and will expire 5 years from December 2, 2025.

The Shares, Pre-Funded Warrants, Pre-Funded Warrant ADSs, Ordinary Shares underlying the Pre-Funded Warrants, Placement Agent Warrants and ADSs underlying the Placement Agent Warrants have not been registered under the Securities Act of 1933, as amended (the “Securities Act”).The Shares, Pre-Funded Warrants and Placement Agent Warrants were offered and sold without registration under the Securities Act in reliance on the exemptions provided by Section 4(a)(2) of the Securities Act and Rule 506 promulgated thereunder.

Upon the occurrence of a Fundamental Transaction (as defined in the Warrants), the holder of such warrant shall have the right to receive, for each ADS that would have been issuable upon such exercise immediately prior to the occurrence of such Fundamental Transaction, the number of shares of capital stock of the successor or acquiring corporation of the Company, if the Company is the surviving corporation, and any additional consideration receivable as a result of such Fundamental Transaction by a holder of the number of Ordinary Shares underlying the ADSs for which such warrant is exercisable immediately prior to such Fundamental Transaction. In addition, with respect to the Placement Agent Warrants, in the event of a Change of Control (as defined in the Placement Agent Warrants) that is in the control of the Company, the holders of the Placement Agent Warrants shall be entitled to receive from the Company or any successor, upon surrender of such warrant, the same type or form of consideration (and in the same proportion), at the Black Scholes Value of the unexercised portion of the Placement Agent Warrants, that is being offered and paid to the holders of Ordinary Shares or ADSs of the Company in connection with the Change of Control.

Pursuant to the terms of the Purchase Agreement, the Company has agreed to file a registration statement on Form F-1 (or other appropriate form) to register for resale the Shares, the ADSs representing the Shares, the Pre-Funded Warrant ADSs, the Ordinary Shares issued and issuable upon exercise of the Pre-Funded Warrants as soon as practicable (and in any event within 30 calendar days of the closing of the Private Placement) (the “Resale Registration Statement”). The Company shall use its commercially reasonable efforts to cause the Resale Registration Statement to become effective as soon as reasonably practicable after the filing and in any event on or before the 45th calendar day following the filing date of the Resale Registration Statement (or, in the event of a “full review” by the Securities Exchange Commission, the 60th calendar day following the filing date of the Resale Registration Statement) and to keep the Resale Registration Statement effective at all times until such Purchasers ceases to own any Shares, ADSs representing the Shares, Pre-Funded Warrants, Pre-Funded Warrant ADSs or the Ordinary Shares issued and issuable upon exercise thereof.

Pursuant to the Purchase Agreement and the Placement Agency Agreement, the Company agreed, subject to limited exceptions, for a period of 60 days after the date of effectiveness of the Resale Registration Statement and for a period of 120 days from the date of the Placement Agency Agreement, respectively, not to (i) offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of, directly or indirectly any ADSs or Ordinary Shares or securities convertible, exchangeable or exercisable into, ADSs or Ordinary Shares or (ii) file any registration statement or any amendment or supplement thereto, other than the filing of a Form S-8 registration statement covering the employee equity incentive plans, the Resale Registration Statement as contemplated by the Purchase Agreement and certain other amendments to certain existing resale registration statements.

Copies of the form of the Purchase Agreement, the Placement Agency Agreement, form of Pre-Funded Warrant and Placement Agent Warrant are attached hereto as Exhibits 10.1, 10.2, 4.1 and 4.2, respectively, and are incorporated herein by reference. The foregoing summaries of the terms of form of the Purchase Agreement, the Placement Agency Agreement, form of Pre-Funded Warrant and form of Placement Agent Warrant are subject to, and qualified in their entirety by, such documents.

On December 2, 2025, the Company issued a press release announcing the Private Placement. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The Company hereby incorporates by reference the information contained herein, including the exhibits attached hereto, into the Company’s registration statement on Form F-3 (File No. 333-281937).

Forward-Looking Statements

This Report of Foreign Private Issuer on Form 6-K may contain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, which can generally be identified as such by the use of words such as “may,” “will,” “estimate,” “future,” “forward,” “anticipate,” or other similar words. Any statement describing Kazia’s future plans, strategies, intentions, expectations, objectives, goals or prospects, and other statements that are not historical facts, are also forward-looking statements, including, but not limited to, statements regarding: the completion of the private placement, the satisfaction of customary closing conditions related thereto, the intended use of proceeds from the private placement, the anticipated extension of the Company’s cash runway into the second half of 2028 following completion of the private placement, and the Company’s future expectations, plans and prospects. Such statements are based on Kazia’s current expectations and projections about future events and future trends affecting its business and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements, including risks and uncertainties: related to market and other conditions, associated with clinical and preclinical trials and product development, including the risk that preliminary or interim data may not reflect final results, related to regulatory approvals, and related to the impact of global economic conditions. These and other risks and uncertainties are described more fully in Kazia’s Annual Report, filed on form 20-F with the SEC, and in subsequent filings with the SEC. Kazia undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required under applicable law. Investors should not place undue reliance on these forward-looking statements, which apply only as of the date of this Report of Foreign Private Issuer on Form 6-K.

EXHIBIT LIST

Exhibit	Description
4.1	Form of Pre-Funded Warrant

4.2	Form of Placement Agent Warrant

10.1	Form of Securities Purchase Agreement

10.2	Form of Placement Agency Agreement

99.1	Press Release of Kazia Therapeutics Limited dated December 2, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kazia Therapeutics Limited (Registrant)

/s/ John Friend
Name: John Friend
Title: Chief Executive Officer

Date: December 2, 2025